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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )1

                                  MONROC, INC.
             ------------------------------------------------------
                                (Name of Issuer)

                           COMMON STOCK $.01 PAR VALUE
            -------------------------------------------------------
                         (Title of Class of Securities)

                                   610242 10 9
            --------------------------------------------------------
                                 (CUSIP Number)
   Check the following box if a fee is being paid with this statement X (A fee is not required only if the filing person: (l) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item l; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

- -------------------------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                                   Schedule 13G
- --------------------------------------------------------------------------------
CUSIP No. 610242 10 9              13G                       Page 2  of 5  Pages
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
1  NAME OF REPORTING PERSONS  COLONIAL COMMERCIAL CORP.
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
                       11-2037182
- --------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)_
                                                    (b)_
- --------------------------------------------------------------------------------
3  SEC USE ONLY


- --------------------------------------------------------------------------------
4  CITIZENSHIP OR PLACE OF ORGANIZATION   New York
- --------------------------------------------------------------------------------
                       5  SOLE VOTING POWER           -
NUMBER OF
               -----------------------------------------------------------------
SHARES                 6  SHARED VOTING POWER      378,071

BENEFICIALLY   -----------------------------------------------------------------
                       7  SOLE DISPOSITIVE POWER   378,071
OWNED BY
               -----------------------------------------------------------------
EACH                   8  SHARED DISPOSITIVE POWER    -

REPORTING

PERSON WITH
- --------------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON
                         378,071
- --------------------------------------------------------------------------------
10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
   CERTAIN SHARES
- --------------------------------------------------------------------------------
11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                          8.5%
- --------------------------------------------------------------------------------
12 TYPE OF REPORTING PERSON
                           CO

- --------------------------------------------------------------------------------






                       SEE INSTRUCTIONS BEFORE FILLING OUT


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Item 1(a).  Name of Issuer:

            Monroc, Inc.
            ------------

Item 1(b).  Address of Issuer's Principal Executive offices:

            1730 Beck Street, Salt Lake City, Utah 84ll6
            --------------------------------------------

Item 2(a).  Name of Person Filing:

            Colonial Commercial Corp.
            -------------------------

Item 2(b).  Address of Principal Business Office or, if
            None, Residence:

            3601 Hempstead Turnpike, Levittown, New York 11756
            --------------------------------------------------

Item 2(c)   Citizenship:

            Colonial Commercial Corp. is a New York corporation.
            ----------------------------------------------------

Item 2(d).  Title of Class of Securities:

            Common Stock, $.0l par value
            ----------------------------

Item 2(e).  CUSIP Number:

            610242 10 9
            -----------

Item 3.     Not applicable.

Item 4.     Ownership:

      If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provided the following information as of the date and identify those shares which there is a right acquire.

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       (a)  Amount beneficially owned:   378,071
                                         -------

       (b)  Percent of class:   8.5%
                                ----

       (c)  Number of shares as to which such person has:


       (i)  Sole power to vote or to direct the vote   0
                                                       -

       (ii) Shared power to vote or to direct the vote
                           378,071
                           -------

      (iii) Sole power to dispose or to direct the
            disposition of     378,071
                               -------

       (iv) Shared power to dispose or to direct the
            disposition of    0
                              -

       Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

Item 5.  Ownership of Five Percent or Less of a Class.
                    Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of
         Another Person.  Not applicable.

Item 7.  Identification and Classification of the Subsidiary
         Which Acquired the Security Being Reported on by
         the Parent Holding Company.   Not applicable.

Item 8.  Identification and Classification of Members of
         the Group.     Not applicable.

Item 9.  Notice of Dissolution of Group.  Not applicable.

Item 10. Certification.  Not applicable.


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       COLONIAL COMMERCIAL CORP.


                                     By:/s/ Bernard Korn
                                        ----------------
                                          (Signature)
                                        Bernard Korn, President
                                        -----------------------
                                           (Name, Title)
April 10, 1996
- --------------
(Date)